UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                         QUANTA CAPITAL HOLDINGS LIMITED
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   G7313F106
                           --------------------------
                                 (CUSIP Number)

                                Brad Huntington
                       Brevan Howard P&C Partners Limited
                               12 Bermudiana Road
                                   3rd Floor
                                  Hamilton, HMAX
                                     Bermuda
                                  +14412929774
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 2007
                           --------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.: G7313F106                                         Page 2 of 12 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         BREVAN HOWARD P&C PARTNERS LIMITED
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.       SEC Use Only

.................................................................................
4.       Source of Funds (See Instructions)

         WC
.................................................................................
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [ ]
.................................................................................

6.       Citizenship or Place of Organization

         BERMUDA
.................................................................................

Number of       7.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       8.     Shared Voting Power                4,493,045
Person With     ................................................................

                9.     Sole Dispositive Power             None
                ................................................................

                10.    Shared Dispositive Power           4,493,045
.................................................................................

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,493,045
.................................................................................

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

13.      Percent of Class Represented by Amount in Row (9)

         6.41% based on 70,107,240 shares outstanding as of August 1, 2007.
.................................................................................

14.      Type of Reporting Person:

         PN

                                  SCHEDULE 13G

CUSIP No.: G7313F106                                         Page 3 of 12 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         ARMOUR GROUP HOLDINGS LIMITED
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.       SEC Use Only

.................................................................................
4.       Source of Funds (See Instructions)

         WC
.................................................................................
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [ ]
.................................................................................

6.       Citizenship or Place of Organization

         CAYMAN ISLANDS
.................................................................................

Number of       7.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       8.     Shared Voting Power                4,493,045
Person With     ................................................................

                9.     Sole Dispositive Power             None
                ................................................................

                10.    Shared Dispositive Power           4,493,045
.................................................................................

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,493,045
.................................................................................

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

13.      Percent of Class Represented by Amount in Row (9)

         6.41% based on 70,107,240 shares outstanding as of August 1, 2007.
.................................................................................

14.      Type of Reporting Person:

         OO

                                  SCHEDULE 13G

CUSIP No.: G7313F106                                         Page 4 of 12 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         BREVAN HOWARD P&C MASTER FUND LIMITED
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.       SEC Use Only

.................................................................................
4.       Source of Funds (See Instructions)

         WC
.................................................................................
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [ ]
.................................................................................

6.       Citizenship or Place of Organization

         CAYMAN ISLANDS
.................................................................................

Number of       7.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       8.     Shared Voting Power                4,493,045
Person With     ................................................................

                9.     Sole Dispositive Power             None
                ................................................................

                10.    Shared Dispositive Power           4,493,045
.................................................................................

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,493,045
.................................................................................

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

13.      Percent of Class Represented by Amount in Row (9)

         6.41% based on 70,107,240 shares outstanding as of August 1, 2007.
.................................................................................

14.      Type of Reporting Person:

         OO

                                  SCHEDULE 13G

CUSIP No.: G7313F106                                         Page 5 of 12 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         BRAD HUNTINGTON
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.       SEC Use Only

.................................................................................
4.       Source of Funds (See Instructions)

         WC
.................................................................................
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [ ]
.................................................................................

6.       Citizenship or Place of Organization

         CANADA
.................................................................................

Number of       7.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       8.     Shared Voting Power                4,493,045
Person With     ................................................................

                9.     Sole Dispositive Power             None
                ................................................................

                10.    Shared Dispositive Power           4,493,045
.................................................................................

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,493,045
.................................................................................

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |_|
.................................................................................

13.      Percent of Class Represented by Amount in Row (9)

         6.41% based on 70,107,240 shares outstanding as of August 1, 2007.
.................................................................................

14.      Type of Reporting Person:

         IN

                                                              Page 6 of 12 Pages

            This Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of Quanta Capital Holdings Limited, a Bermuda corporation (the "Company"):

Item 1.     Security and Issuer

            This Statement relates to the Shares. The address of the principal executive office of the Issuer is Cumberland House, 1 Victoria Street, Hamilton, Bermuda, HM 11.

Item 2.     Identity and Background

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Brevan Howard P&C Partners Limited ("BH P&C Partners");

            ii)   Armour Group Holdings Limited ("Armour");

            iii)  Brevan Howard P&C Master Fund Limited ("P&C Master Fund");

            iv)   Brad Huntington ("Mr. Huntington").

            This Statement relates to Shares (as defined herein) held for the account of Armour, a Cayman Islands exempted company.

                              The Reporting Persons

            BH P&C Partners is a Bermudan limited liability company and its principal office is located at 12 Bermudiana Road, 3rd Floor, Hamiliton, HMAX, Bermuda. The principal business of BH P&C Partners is management of the investment activities of each of Armour, P&C Master Fund, Brevan Howard P&C Fund Limited and Brevan Howard P&C Fund, L.P. BH P&C Partners serves as investment manager to Armour, and in such capacity, BH P&C Partners may be deemed to have voting and dispositive power over, the Shares held for such accounts. Mr. Huntington is the Director of BH P&C Partners.

            The principal occupation of Mr. Huntington, a Canadian citizen, is the direction of the activities of BH P&C Partners Limited, which is carried out in his capacity as Director of BH P&C Partners Limited at BH P&C Partners' principal office address.

            During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

            The Shares covered by this Schedule 13D were purchased by the Reporting Persons between August 31, 2007 and November 8, 2007 for approximately $12,250,360. The source of funds for the purchases was cash available for investment held by the Reporting Persons.

Item 4.     Purpose of Transaction

                                                              Page 7 of 12 Pages

            All of the Shares  reported  herein  were  acquired  for  investment purposes. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Fund, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

            As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to
Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.     Interest in Securities of the Issuer

            According to information filed by the Issuer with the Securities and Exchange Commission, the number of Shares outstanding was 70,107,240 as of August 1, 2007.

            (a) Each of BH P&C Partners, Armour, P&C Master Fund and Mr. Huntington may be deemed the beneficial owner of 4,493,045 Shares (approximately 6.41% of the total number of Shares outstanding).

            (b) (i) BH P&C Partners may be deemed to have shared power to direct the voting and disposition of the 4,493,045 Shares that they may be deemed to beneficially own as set forth above.

                  (ii) Mr. Huntington, Armour and P&C Master Fund may be deemed to have shared power to direct the voting and disposition of the 4,493,045 Shares that BH P&C Partners may be deemed to beneficially own as set forth above.

            (c) Except for the transactions listed on Annex A hereto, all of which were effected in the open market in routine brokerage transactions, there have been no transactions with respect to the Shares since August 31, 2007 by any of the Reporting Persons.

            (d) Not applicable.

            (e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to the Securities of the Issuer.

            Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

            The Reporting Persons may from time to time enter into and unwind cash settled equity swaps, exchange traded or "over-the-counter" puts and calls, warrants, forward purchase or sale transactions, future transactions, cap

                                                              Page 8 of 12 Pages

transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with respect to the Shares. The return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes, securities, baskets or groups of securities in which Shares may be included, currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any index or other similar transaction (including any option with respect to any of these transactions) or any combination of these transactions with one or more counterparties.

            From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

            From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.


Item 7.     Material to be filed as Exhibits.

            The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 12 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2007             BREVAN HOWARD P&C PARTNERS LIMITED


                                    By:
                                         /s/ Brad Huntington
                                         --------------------------
                                    Name: Brad Huntington
                                    Title:   Director


Date: November 13, 2007             ARMOUR GROUP HOLDINGS LIMITED


                                    By:
                                         /s/ Brad Huntington
                                         --------------------------
                                    Name: Brad Huntington
                                    Title:   Director


Date: November 13, 2007             BREVAN HOWARD P&C MASTER FUND LIMITED


                                    By:
                                         /s/ Brad Huntington
                                         --------------------------
                                    Name: Brad Huntington
                                    Title:   Director


Date: November 13, 2007             BRAD HUNTINGTON


                                    By:
                                         /s/ Brad Huntington
                                         --------------------------
                                    Name: Brad Huntington

                                                             Page 10 of 12 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                         QUANTA CAPITAL HOLDINGS LIMITED

A. Transactions for the account of Brevan Howard P&C Partners Limited, Armour Group Holdings Limited, Brevan Howard P&C Master Fund Limited and Brad Huntington in the past 60 days:


----------------------------------------------------------------------------------------------------------
    Date of Transaction           Nature of Transaction         Number of Shares        Price per Share
----------------------------------------------------------------------------------------------------------
         08/31/2007                     PURCHASE                         2,794,745                  $2.74
----------------------------------------------------------------------------------------------------------
         09/17/2007                     PURCHASE                            41,200                  $2.68
----------------------------------------------------------------------------------------------------------
         09/19/2007                     PURCHASE                            53,500                  $2.73
----------------------------------------------------------------------------------------------------------
         09/25/2007                     PURCHASE                            31,000                  $2.73
----------------------------------------------------------------------------------------------------------
         09/27/2007                     PURCHASE                           200,000                  $2.83
----------------------------------------------------------------------------------------------------------
         09/28/2007                     PURCHASE                            62,000                  $2.73
----------------------------------------------------------------------------------------------------------
         10/01/2007                     PURCHASE                             4,000                  $2.73
----------------------------------------------------------------------------------------------------------
         10/02/2007                     PURCHASE                           113,100                  $2.72
----------------------------------------------------------------------------------------------------------
         10/03/2007                     PURCHASE                            10,000                  $2.72
----------------------------------------------------------------------------------------------------------
         10/04/2007                     PURCHASE                            50,000                  $2.70
----------------------------------------------------------------------------------------------------------
         10/05/2007                     PURCHASE                            36,000                  $2.69
----------------------------------------------------------------------------------------------------------
         10/16/2007                     PURCHASE                            17,500                  $2.68
----------------------------------------------------------------------------------------------------------
         10/18/2007                     PURCHASE                            10,000                  $2.68
----------------------------------------------------------------------------------------------------------
         10/25/2007                     PURCHASE                            20,000                  $2.68
----------------------------------------------------------------------------------------------------------
         10/30/2007                     PURCHASE                            15,000                  $2.68
----------------------------------------------------------------------------------------------------------
         10/31/2007                     PURCHASE                            15,000                  $2.68
----------------------------------------------------------------------------------------------------------
         11/01/2007                     PURCHASE                            25,000                  $2.68
----------------------------------------------------------------------------------------------------------
         11/02/2007                     PURCHASE                           735,000                  $2.67
----------------------------------------------------------------------------------------------------------
         11/05/2007                     PURCHASE                            10,000                  $2.68
----------------------------------------------------------------------------------------------------------
         11/07/2007                     PURCHASE                            30,000                  $2.68
----------------------------------------------------------------------------------------------------------
         11/08/2007                     PURCHASE                           220,000                  $2.72
----------------------------------------------------------------------------------------------------------

                                                             Page 11 of 12 Pages

                                  EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A     Joint Filing Agreement, dated November 13, 2007 by and among
      Brevan Howard P&C Partners Limited, Armour Group Holdings
      Limited, Brevan Howard P&C Master Fund Limited and Brad
      Huntington...................................................       12

                                                             Page 12 of 12 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Quanta Capital Holdings Limited dated as of November 13, 2007 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 13, 2007              BREVAN HOWARD P&C PARTNERS LIMITED


                                     By:
                                           /s/ Brad Huntington
                                           -------------------------------
                                     Name: Brad Huntington
                                     Title:   Director


Date: November 13, 2007              ARMOUR GROUP HOLDINGS LIMITED


                                     By:
                                           /s/ Brad Huntington
                                           -------------------------------
                                     Name: Brad Huntington
                                     Title:   Director


Date: November 13, 2007              BREVAN HOWARD P&C MASTER FUND LIMITED


                                     By:
                                           /s/ Brad Huntington
                                           -------------------------------
                                     Name: Brad Huntington
                                     Title:   Director


Date: November 13, 2007              BRAD HUNTINGTON


                                     By:
                                           /s/ Brad Huntington
                                           -------------------------------
                                     Name: Brad Huntington